NEOSTEM, INC.
420 LEXINGTON AVENUE
SUITE 450
NEW YORK, NY  10170

April 13, 2007

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC  20549-7010

Re:	NeoStem, Inc.
Registration Statement on Form SB-2
File No. 333-142015

Ladies and Gentlemen:

We hereby withdraw the Registration Statement on Form SB-2 of NeoStem, Inc. (the “Company”), File No. 333-142015, accepted for filing by the Securities and Exchange Commission on April 11, 2007.  The Registration Statement was inadvertently tagged in the filing process as a new registration statement on Form SB-2, rather than an amendment on Form SB-2/A.  The Registration Statement is a pre-effective amendment to the Company’s Registration Statement on Form S-1 (Registration No. 333-140512) and a post-effective amendment to the Company’s Registration Statement on Form S-1 (Registration No. 333-137045).

Please withdraw this filing.  The Company is refiling the Registration Statement on Form SB-2/A.

Sincerely,

/s/ Catherine M. Vaczy

Catherine M. Vaczy
Vice President and General Counsel